

August 21, 2014

Via E-mail
Mr. Hal S. Jones
Chief Financial Officer
Graham Holdings Company
1150 15th St., N.W.
Washington, D.C. 20071

> **Re:** **Graham Holdings Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-6714**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 2. Significant Accounting Policies

Restricted Cash, page 63

1. We note that restricted cash includes amounts held for students that were received from U.S. Federal and state governments under various aid grant and loan programs. Please refer to Rule 5-02 of Regulation S-X and expand your disclosure to clearly describe the terms of the restrictions imposed by the U.S. Department of Education and other similar regulations on funds held on behalf of students to provide your reader with an understanding of the nature of restricted cash.

2.   Please revise to present changes in restricted cash as a separate line item in your
        Consolidated Statements of Cash Flows.

Allowance for Doubtful Accounts, page 64

3.   Please disclose the company's policy for charging off uncollectible accounts receivable
        in accordance with ASC 310-10-50-4A.

4.   Revise to disclose the policy for determining past due or delinquency status of accounts
        receivable in accordance with ASC 310-10-50-6.

5.   Please tell us about the composition of your accounts receivable at December 31, 2013
        and your historical experience collecting accounts receivable from students who have
        withdrawn from your educational institutions.

Revenue Recognition, page 65

6.   Revise to disclose your refund policy for all services provided.

7.   With respect to the education services provided by Kaplan Higher Education, please provide
        us with the following information:

        • tell us about the academic terms for online and campus-based institutions and if classes
          are taken simultaneously or consecutively;
        • tell us how you define a "payment period" or "period of enrollment" for purposes of the
          return of Title IV funds;
        • tell us how you assess whether collection of tuition and related fees is reasonably assured
          in accordance with SAB Topic 13 before a student begins taking a class;
        • tell us how you are notified when a student withdraws from a course and/or the institution
          and how you determine that a student has officially withdrawn from the institution;
        • tell us if you reassess collectability of tuition and fees after a student withdraws from
          a course, the institution, or otherwise loses Title IV eligibility;
        • tell us how revenue is recognized for a particular course if a student withdraws from
          the institution before and after the institution's refund period elapses, if any; and
        • tell us how revenue is recognized for a particular course if a student withdraws from
          the institution before earning 100% of the Federal Student Aid funds he or she was
          scheduled to receive during the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director